Exhibit 99.2

2021 Kornit Digital. All rights reserved. KORNIT DIGITAL (NASDAQ ; KRNT) Q4 2020 EARNINGS CALL SUPPORTING SLIDES

2021 Kornit Digital. All rights reserved. SAFE HARBOR This presentation contains forward - looking statements within the meaning of U . S . securities laws . All statements other than statements of historical fact contained in this presentation are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as may,will,should,expects,plans,anticipates,believes, estimates,predicts, potential or continue or the negative of these terms or other comparable terminology . These statements reflect our current views with respect to future events and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industrys actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance or events or circumstances described in the presentation will occur or be achieved . You should read the Companys most recent annual report on Form 20 - F and its prospectus supplement to the prospectus contained in its registration statement on Form F - 3 , filed with the U . S . Securities and Exchange Commission, or SEC, on March 23 , 2020 and September 17 , 2020 , respectively, including the Risk Factors set forth therein, completely and with the understanding that our actual future results may be materially different from what we expect . Specifically, we face the risk that the duration of the global COVID - 19 pandemic may continue on for a further significant period of time and may negatively impact once again, in a material adverse manner, our operations, financial position and cash flows, and those of our customers and suppliers . Except as required by law, we undertake no obligation to update or revise any of the forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this presentation . In addition to U . S . GAAP financials, this presentation includes certain non - GAAP financial measures . These non - GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U . S . GAAP . Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99 . 1 to our report of foreign private issuer being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation . This presentation contains statistical data that we obtained from industry publications and reports generated by third parties . Although we believe that the publications and reports are reliable, we have not independently verified this statistical data . Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd . All other trademarks are the property of their respective owners and are used for reference purposes only . Such use should not be construed as an endorsement of our products or services .

2021 Kornit Digital. All rights reserved. | All rights reserved Kornit Digital 2019 3 OUR VISION CREATE A BETTER WORLD WHERE EVERYBODY CAN BOND , DESIGN AND EXPRESS THEIR IDENTITIES , ONE IMPRESSION AT A TIME

2021 Kornit Digital. All rights reserved. Ronen Samuel CEO Alon Rozner CFO Amir Shaked Mandel EVP Corp Dev ON TODAY ’ S CALL

2021 Kornit Digital. All rights reserved. BUSINESS HIGHLIGHTS RONEN SAMUEL CEO

2021 Kornit Digital. All rights reserved. EXCEEDED EXPECTATION FOR FOURTH QUARTER Outstanding Fourth Quarter significantly exceeding guidance for top line and profitability Transformative year in Kornit’s history Inflection point in the textile industry More confident than ever in ability to achieve management goal of becoming a $500 million revenue run rate business at the end of 2023, ahead of plan Total revenue of $72.3 million, net of $1.8 million in warrants related to a global strategic account Year - over - year growth of approximately 49 % Record of $34.3 cash flow from operations

2021 Kornit Digital. All rights reserved. E - comm and online marketplaces continue to boom across verticals Key and regional accounts adding multiple Atlases, Vulcans and AVHDs Healthy mix of new vs. existing accounts Presto is a game - changer, engagement with manufacturers for top fashion brands continues to grow Americas sets new record highs, good quarter in EMEA, expecting strong APAC recovery in 2021 ACTIVITY AND BUSINESS MOMENTUM

2021 Kornit Digital. All rights reserved. Enabled customers to have an incredibly successful peak season Staggering year - over - year growth of recurring consumables business Services outperform on growth and profitability Proud with execution of customer success teams New business line leveraging strategic foundation of Custom Gateway: Experiencing huge interest from brands and fulfillers Robust pipeline across regions Huge opportunity to build incremental recurring business model ACTIVITY AND BUSINESS M OMENTUM

STARTING 2021 STRONGER THAN EVER

- Accelerating industry tailwinds
- Impressive backlog and robust pipeline
- Significant strategic initiatives in 2021:
  - Launch of powerful new products
  - Launch breakthrough automation technology
  - Introduction of ***ground-breaking 3D textile application*** bringing unique embroidery, high density printing, and vinyl heat transfer effects – significantly expanding our addressable market
  - Scale new software workflow business line
  - Execute on backlog of massive global expansions
  - Engage in exciting projects with leading brands
  - Expand footprint, penetrate new markets


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9 ©2021 Kornit Digital. All rights reserved.

2021 Kornit Digital. All rights reserved. ϮϬϮϭ Kornit Digital. All rights reserved.

Kornit Digital. All rights reserved.

2021 Kornit Digital. All rights reserved. ϮϬϮϭ Kornit Digital. All rights reserved. Kornit ’ s initiatives will further disrupt the industry fueling growth and profitability well beyond 2021 More confident than ever in our ability to execute on the massive opportunity ahead of us STARTING 2021 STRONGER THAN EVER

2021 Kornit Digital. All rights reserved. ϮϬϮϭ Kornit Digital. All rights reserved. Alon Rozner WELCOME

2021 Kornit Digital. All rights reserved. FINANCIALS HIGHLIGHTS ALON ROZNER CFO

2021 Kornit Digital. All rights reserved. Q 4 2020 FINANCIAL RESULTS $ in millions except per share and share amounts GAAP Non - GAAP Q4 2020 Q4 2019 YoY Change Q4 2020 Q4 2019 YoY Change Total Revenue $72.3 $48.7 $23.6 $ 72.3 $48.7 $23.6 Gross Profit $36.9 $24.0 $12.9 $ 37.5 $24.4 $13.1 Operating Income $9.0 $3.3 $5.7 $ 11.8 $5.8 $6.0 Net Income $5.9 $4.8 $1.1 $11.5 $7.1 $4.4 Diluted EPS $0.12 $0.11 $0.01 $ 0.24 $0.17 $0.07 Diluted Shares (M) 47.2 42.2 5.0 47.6 42.7 4.9

2021 Kornit Digital. All rights reserved. QUARTERLY WARRANTS IMPACT $ in thousands except per share amounts Q4 2020 Q3 2020 Q4 2019 Net of Warrants Impact Warrants Impact K$/BPS/EPS Net of Warrants Impact Warrants Impact K$/BPS/EPS Net of Warrants Impact Warrants Impact K$/BPS/EPS Revenues $72,291 $ 1,801 $74,092 $57,392 $ 2,158 $59,550 $48,650 $ 1,131 $49,781 Gross Profit $37,456 $39,257 $27,619 $29,777 $24,418 $25,549 Gross Margin 51.8% 117 BPS 53.0% 48.1% 188 BPS 50.0% 50.2% 113 BPS 51.3% Operating Profit $11,800 $13,601 $6,460 $8,618 $5,822 $6,953 Operating Margin 16.3% 203 BPS 18.4% 11.3% 322 BPS 14.5% 12.0% 200 BPS 14.0% Net Profit $1 1 ,5 43 $1 3 ,3 44 $7,729 $9,887 $7,071 $8,202 Net Margin 16 . 0% 204 BPS 1 8 . 0% 13.5% 314 BPS 16.6% 14.5% 194 BPS 16.5% Diluted EPS $0.2 4 $0.04 $0.2 8 $0.18 $0.05 $0.23 $0.17 $0.02 $0.19

2021 Kornit Digital. All rights reserved. QUARTERLY REVENUES Geographic Revenue Split Revenues of $ 72.3 million vs. $ 48.7 million in prior year, an increase of 48.6 % YoY and an increase of 26.0 % QoQ Service revenues of $ 10.9 million accounting for 15.1 % of revenues compared to $ 6.4 in prior year 10 largest accounts represented 62.1 % of revenues compared to 41.6 % in prior year 75% 20% 5 % Q 4 2020 Geographic Segments % Americas EMEA Asia Pacific 64% 25% 11 % Q 4 2019 Geographic Segments % Americas EMEA Asia Pacific

2021 Kornit Digital. All rights reserved. QUARTERLY GROSS MARGIN AND OPEX Q4 2020 Q4 2019 Research & Development 12.1% 11.6% Sales & Marketing 14.2% 17.4% General & Administrative 9.2% 9.2% Total Operating Expenses 35.5% 38.2% Non - GAAP gross margin of 51 . 8 % increased from 50 . 2 % in Q 4 2019 Non - GAAP operating expenses of $ 25 . 7 million increased 38 . 0 % year over year

2021 Kornit Digital. All rights reserved. QUARTERLY P&L KPI Q4 2020 Q4 2019 Non - GAAP Operating Income (Loss) $11.8 $7.0 Non - GAAP Net Income (Loss) $11.5 $8.2 Non - GAAP Diluted EPS $0.24 $0.19 GAAP Net Income (Loss) $5.9 $4.8 GAAP Diluted EPS $0.12 $0.11 Adjusted EBITDA $14.8 $7.8 $ in millions except per share amounts

2021 Kornit Digital. All rights reserved. QUARTERLY BALANCE SHEET AND CASH FLOW Cash from Operating Activities Balance Sheet $ in millions $ in millions Q4 2020 Q3 2020 Q4 2019 Cash & Cash Equivalents $435.9 $405.3 $263.7 Accounts Recievable $51.6 $49.7 $40.5 Inventory $52.5 $46.3 $37.5 Trade Payable $32.0 $24.8 $23.4 Net Working Capital $387.9 $388.7 $207.7 14.9 20.6 34.3 Q 4 - 19 Q 3 - 20 Q 4 - 20 EB3

2021 Kornit Digital. All rights reserved. ANNUAL WARRANTS IMPACT $ in thousands except per share amounts Y 2020 Y 2019 Net of Warrants Impact Warrants Impact K$/BPS/EPS Net of Warrants Impact Warrants Impact K$/BPS/EPS Revenues $193,331 $ 5,366 $198,697 $179,866 $ 5,094 $184,960 Gross Profit $90,248 $95,614 $86,146 $91,240 Gross Margin 46.7% 144 BPS 48.1% 47.9% 144 BPS 49.3% Operating Profit $5,218 $10,584 $18,178 $23,272 Operating Margin 2.7% 263 BPS 5.3% 10.1% 248 BPS 12.6% Net Profit $ 9 ,0 37 $ 14 , 403 $19,588 $24,682 Net Margin 4. 7% 257 BPS 7.2% 10.9% 245 BPS 13.3% Diluted EPS $0. 21 $0.1 2 $0.3 3 $0.49 $0.13 $0.62

2021 Kornit Digital. All rights reserved. WARRANTS IMPACT AND VESTING * Revenue recognition base impact ** Collection base impact *** During Q 3 2,162,463 of the warrants were exercised 2.03 0.94 1.41 0.15 0.39 0.04 1.49 1.66 1.39 0.56 0.97 2.43 1.13 0.56 0.84 2.16 1.80 2.03 2.97 4.38 4.53 4.93 4.97 6.46 8.12 9.50 10.06 11.04 13.46 14.60 15.16 16.00 18.16 19.96 Warrants Impact Warrants $M Accumulative $M 0.17 0.17 - - 0.17 0.09 - 0.26 0.17 0.09 0.09 0.09 0.33 0.11 0.11 0.44 0.55 0.17 0.34 0.34 0.34 0.51 0.60 0.60 0.86 1.03 1.11 1.20 1.28 1.61 1.72 1.83 2.27 0.66 Warrants Vesting Full T #M Full T Accumulative #M

2021 Kornit Digital. All rights reserved. AMAZON WARRANTS AGREEMENT 2 , 932 , 176 warrants to purchase ordinary shares of the Company at an exercise price of $ 13 . 04 were issued to Amazon as a customer incentive . The warrants are subject to vesting as a function of payments for purchased products and services of up to $ 150 million beginning on May 1 , 2016 , with the shares vesting incrementally each time Amazon makes a payment totaling $ 5 million to the Company . As part of September 16 , 2020 secondary public offering, Amazon exercised 2 , 162 , 463 warrants by cashless sale of 1 , 689 , 942 shares . As of December 31 , 2020 , 659 , 736 warrants are exercisable . The Company utilized the Monte Carlo simulation approach to estimate the fair value of the warrants . We early adopted the new guidance as of January 1 , 2019 and will use the fair value of the unvested warrants on the adoption date rather than upon the later vesting dates in order to determine the reduction of the transaction price The Company recognized a reduction to revenues of $ 1 . 8 million during the fourth quarter of 2020 and $ 1 . 1 million during the fourth quarter of 2019 ( $ 5 . 4 million during the year ended December 31 , 2020 )

2021 Kornit Digital. All rights reserved. Q 1 2021 GUIDANCE* *we assume zero impact of warrants on revenue and operating margin for the purposes of guidance Revenue is expected to be between $ million to $ . million Non - GAAP operating income is expected to be between % to % of revenue

2021 Kornit Digital. All rights reserved. CREATE A BETTER WORLD WHERE EVERYBODY CAN BOND, DESIGN AND EXPRESS THEIR IDENTITIES, ONE IMPRESSION AT A TIME OUR VISION THANK YOU